                                                                 Exhibit (a)(17)

Investors are urged to read all documents filed with the Commission related to this offer, including the Schedule TO to which this press release is being filed as an exhibit and the S-4 (file number 333-95527) relating to the exchange offer, as they contain important information. Investors can receive copies of any of the documents related to this offer for free at the Commission's web site and they are available for free from the registrant by writing or telephoning it at the following address:

     Investor Relation's Department
     Read-Rite Corporation
     345 Los Coches Street
     Milpitas, California  95035
     (510) 683-7676

Investors can also receive information concerning the exchange offer by calling the information agent, Georgeson Shareholder Communications Inc., at (800) 223-2064 or the dealer manger, Robertson Stephens, at (800) 234-2663.


FOR IMMEDIATE RELEASE
March 16, 2000

                      PRESS RELEASE ISSUED MARCH 16, 2000

               Read-Rite Announces Successful Exchange Offer With
     $325 Million, or 94%, Of Notes Tendered and the Placement of Over $50
            Million in New Notes; Bank Group to Lift Blocking Notice

MILPITAS, Calif., March 16 /PRNewswire/ -- Read-Rite Corporation (Nasdaq: RDRT - news) today announced that approximately $325 million in aggregate principal value of the company's 6 1/2% convertible subordinated notes due 2004, or approximately 94% of the total, were tendered in its exchange offer which expired on March 15, 2000. The company also announced the placement of over $50 million in new 10% convertible subordinated notes to bondholders who participated in the exchange. In addition, based on an agreement the company previously reached with the bank group regarding the lifting of the blocking notice based on the outcome of the company's exchange offer, an agent for the bank group has confirmed that the banks will lift the blocking notice and permit the company to make the March 1 interest payment on the approximately $20 million aggregate principal value of 6 1/2% convertible subordinated notes which will remain outstanding after the closing of the exchange offer.

Read-Rite Corporation is one of the world's leading independent manufacturers of magnetic recording heads, head gimbal assemblies (HGAs) and head stack assemblies (HSAs) for disk drives and tape drives. The company is headquartered in Milpitas, California and has operations in Japan, Thailand, the Philippines and Singapore. The company's home page on the world wide web can be reached at http://www.readrite.com.